UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission file number:

Ehave, Inc.
(Exact name of registrant as specified in its charter)

Canada	7371	Not Applicable
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

250 University Avenue, Suite 200

Toronto, ON M5H

Canada

(647) 490-5122

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On November 22, 2016, Ehave, Inc. (the “Company”) issued press releases entitled “Ehave Announces Private Placement of Convertible Promissory Notes and Warrants” and “Ehave to Host First Annual Shareholder Meeting,” which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Attached hereto are the following exhibits:

Exhibit	Description

99.1	Press Release dated November 22, 2016 - Ehave Announces Private Placement of Convertible Promissory Notes and Warrants

99.2	Press Release dated November 22, 2016 - Ehave to Host First Annual Shareholder Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

November 22, 2016	By:	/s/ Scott L. Woodrow
Scott L. Woodrow
President and Chairman
(Principal Financial Officer and
Principal Accounting Officer)